# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FONAR Corp, CIK 0000355019
CUSIP: 344437108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 110 MARCUS DR, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 07/17/2025
Amends the filing with accession number 0001731122-25-000961
Filed by CIK 0001949366
Persons authorized to receive notices and communications: Dennis C. O'Rourke, Esq., Moritt Hock & Hamroff LLP, 400 Garden City Plaza, Garden City, New York (NY), 11530, 516-873-2000

## Reporting persons
- Timothy Raymond Damadian (CIK 0001949366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 121,553; shared voting power 0; sole dispositive power 121,553; shared dispositive power 0; aggregate amount beneficially owned 121,553 (1.9% of the class)
- Luciano Benedetto Bonanni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 54,253; shared voting power 0; sole dispositive power 54,253; shared dispositive power 0; aggregate amount beneficially owned 54,253 (0.9% of the class)
- Ronald George Lehman II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,330; shared voting power 0; sole dispositive power 4,330; shared dispositive power 0; aggregate amount beneficially owned 4,330 (0.1% of the class)
- Richard Alan Feigenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Xavier Patrick Rodrigo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 37,196; shared voting power 0; sole dispositive power 37,196; shared dispositive power 0; aggregate amount beneficially owned 37,196 (0.6% of the class)
- Jevan Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 78,853; shared voting power 0; sole dispositive power 78,853; shared dispositive power 0; aggregate amount beneficially owned 78,853 (1.3% of the class)
- James Joseph Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,851; shared voting power 0; sole dispositive power 8,851; shared dispositive power 0; aggregate amount beneficially owned 8,851 (0.1% of the class)
- Kurt William Reimann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0.1% of the class)
- Janice Veroline: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,697; shared voting power 0; sole dispositive power 7,697; shared dispositive power 0; aggregate amount beneficially owned 7,697 (0.1% of the class)
- James Persoons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: FONAR Corp
Address of issuer's principal executive offices: 110 MARCUS DR, Melville, New York (NY), 11747
Comment:
This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D jointly filed with the U.S. Securities and Exchange Commission on July 11, 2025 (the "Initial Schedule 13D") on behalf of: Timothy Raymond Damadian ("T. Damadian"), Luciano Benedetto Bonanni ("Bonanni"), Ronald George Lehman II ("Lehman"), Richard Alan Feigenbaum ("Feigenbaum"), Xavier Patrick Rodrigo ("Rodrigo"), Jevan Damadian ("J. Damadian"), James Joseph Flanagan ("Flanagan"), Kurt William Reimann ("Reimann"), Janice Veroline ("Veroline"), and James Persoons ("Persoons"), with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of FONAR Corporation, a Delaware corporation (the "Issuer"). The foregoing persons are hereinafter sometimes referred to, collectively, as "Reporting Persons" and, individually, as a "Reporting Person."
Except as specifically set forth in this Amendment No. 1, there are no changes or supplements to the information set forth in the Initial Schedule 13D. Since the filing of the Initial Schedule 13D, none of the Reporting Persons have acquired or disposed of any securities of the Issuer, including shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the following:
On July 17, 2025, T. Damadian, on behalf of the Reporting Persons, delivered a letter to the special committee of the Board of Directors of the Issuer providing further information concerning the proposal of the Reporting Persons to the Issuer to acquire the Issuer, including the proposed per share acquisition price for the shares of Common Stock of the Issuer. A copy of such letter is attached as Exhibit 3 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented by the following:
Exhibit 3 - Letter to the Special Committee of the Board of Directors of Issuer, dated July 17, 2025.

## Signatures
- Timothy Raymond Damadian: /s/ Timothy Raymond Damadian, Timothy Raymond Damadian (07/17/2025)
- Luciano Benedetto Bonanni: /s/ Luciano Benedetto Bonanni, Luciano Benedetto Bonanni (07/17/2025)
- Ronald George Lehman II: /s/ Ronald George Lehman II, Ronald George Lehman II (07/17/2025)
- Richard Alan Feigenbaum: /s/ Richard Alan Feigenbaum, Richard Alan Feigenbaum (07/17/2025)
- Xavier Patrick Rodrigo: /s/ Xavier Patrick Rodrigo, Xavier Patrick Rodrigo (07/17/2025)
- Jevan Damadian: /s/ Jevan Damadian, Jevan Damadian (07/17/2025)
- James Joseph Flanagan: /s/ James Joseph Flanagan, James Joseph Flanagan (07/17/2025)
- Kurt William Reimann: /s/ Kurt William Reimann, Kurt William Reimann (07/17/2025)
- Janice Veroline: /s/ Janice Veroline, Janice Veroline (07/17/2025)
- James Persoons: /s/ James Persoons, James Persoons (07/17/2025)